Exhibit 16.1

July 15, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Sirs/Madams:

We have read Item 16F of Form 20-F of Leju Holdings Limited for the year ended December 31, 2019 to be filed on or around July 15, 2020, and have the following comments:

1.              We agree with the statements made in the first sentence of paragraph 1 and paragraph 2 and 4 of Item 16F for which we have a basis on which to comment on, and we agree with, the disclosures.

2.              We have no basis on which to agree or disagree with the sentence 2 and 3 of paragraph 1 and paragraph 3 of Item 16F.

Yours faithfully,

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China